SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of Trustee as specified in its charter)

91-1821036

I.R.S. Employer Identification No.

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

1 COLUMBUS CIRCLE NEW YORK, NEW YORK	10005
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

1 Columbus Circle

New York, New York 10019

(212) 250 – 2500

(Name, address and telephone number of agent for service)

BLUE OWL CAPITAL CORPORATION

(Issuer with respect to the Securities)

Maryland	47-5402460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

399 Park Avenue New York, New York	10022
(Address of Principal Executive Offices)	(Zip Code)

Debt Securities

(Title of the Indenture Securities)

FORM T-1

Item 1.	General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Item 3.-15.	Not Applicable

Item 16.	List of Exhibits

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 31, 1998; Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998; Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 18, 1998; Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 3, 1999; and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated March 14, 2002, incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 2 -	Certificate of Authority to commence business, incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers, incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 4 -	A copy of existing By-Laws of Deutsche Bank Trust Company Americas, dated March 2, 2023 (see attached).

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act, incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-201810.

Exhibit 7 -	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 17th day of January, 2024.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Jacqueline Bartnick
	Name:	Jacqueline Bartnick
	Title:	Director